INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management

Subba Media INC

We have reviewed the accompanying opening Balance Sheet of Subba Media INC (a Delaware corporation), which comprise the balance sheet as of October 6, 2017.

As this is the opening Balance Sheet there are no related statements of income and changes in members' equity and cash flows available. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Horizon Accounts

Horizon Accounts Limited
Stapleton House Block A,
2nd Floor 110 Clifton Street London
EC2A 4HT
December 4, 2017

Subba Media inc
Opening Balance Sheet
(unaudited)

	October 6, 2017
	$
ASSETS	
Cash	0
Total Current Assets	0
Investments	
Investment in Subsidiary	65
Total Assets	65
LIABILITIES AND MEMBERS EQUITY	
Members Equity	65
Retained Earnings	0
Total Members Equity	65

Subba Media INC
Notes to the Opening Balance Sheet
October 6, 2017

Note 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business

Subba Media INC (a Delaware incorporated company) was incorporated on October 6, 2017. After incorporation and before the date of this report, the company acquired the entire issued share capital of Subba Media Limited, a company incorporated under the laws of England & Wales with company registration number 08526068.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principle generally accepted in the United States of America ("GAAP"). In the opinion of management all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature. The accounts of the newly acquired subsidiary have not been consolidated as the results available pre-date the acquisition.

Corporate Taxes

As the company has not yet started to trade there is no provision or liability to tax included in the financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment

The investment in Subba Media Limited is stated at cost, which is the issue of 6,500 Common Stock to the shareholders of Subba Media Limited in return for the ownership of the entire issued common stock of Subba Media Limited, 1,000,000 Ordinary B shares in Subba Media Limited. Historic financial statements of Subba Media Limited are available.

Note 2. BASIS OF REPORTING GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability and the satisfaction of liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 21, 2017, the date on which the financial statements were available to be issued, and identified no material events that require disclosure